[SIMON PROPERTY GROUP LETTERHEAD]

December 18, 2007

VIA EDGAR
Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Re:          Simon Property Group, Inc.
Definitive 14A
Filed April 4, 2007
File No. 001-14469

Dear Ms. Gowetski:

I am the Secretary and General Counsel of Simon Property Group, Inc. (the “Company”).  This letter responds to your comment letter dated December 4, 2007, addressed to David Simon with respect to the Company’s proxy statement noted above.  The comment letter contains a follow-up comment to our response dated October 12, 2007.

For the sake of convenience of the staff, we have reproduced the comment below with our response following such comment.

1.             Comment:  We note your responses to comments nos. 4 and 8. In particular, we note your statement on page 4 of the response letter that the payment of bonuses was tied to a total of 27 different criteria based on corporate, business unit and individual objectives. Further, we note your references in the proxy on pages 32 and 38 to “specified criteria for corporate, business unit (if applicable) and individual (if applicable) objectives” and “the achievement of corporate-level goals.” We continue to believe that you should provide in future filings the criteria and performance measures used to determine cash and equity incentives. If you intend to omit any targets or individual objectives used to determine compensation, please specify on a supplemental basis the targets or objectives to be omitted and provide a detailed explanation of why you believe that disclosure of such information is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b).

Response:  We have reviewed this comment and our responses to comment numbers 4 and 8 in our October 12th letter.  After consideration, this will confirm that we intend to disclose specific targets set for performance measures that determine any reported incentive compensation to the named executive officers.

With respect to equity incentives, the 2007 proxy statement disclosed that we used three performance measures—FFO per share (a non-GAAP performance measure widely used in the REIT industry) and total stockholder return as compared to two stock indices.  The 2007 proxy statement fully disclosed how the two stock indices performance measures operated—our total stockholder return for the year had to exceed the total stockholder return in these indices for the same period.  With respect to the FFO performance measure, we did not disclose the specific “target” and “stretch” FFO levels.  In our 2008 proxy statement, we will disclose the specific targets for the FFO performance measures that affected reported equity incentive compensation.

With respect to cash incentives, we previously explained that this program is not an “incentive plan” but has elements of a discretionary bonus plan.  We will endeavor in the 2008 proxy statement to provide greater detail on the program and, to the extent that specific quantitative performance measures affected reported cash incentive compensation to the named executive officers, we will disclose those quantitative measures.

If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 263-7083.

Very truly yours,

/s/ James M. Barkley

James M. Barkley